UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the Month of March 2025
Commission File Number: 001-40488

MOLECULAR PARTNERS AG
(Exact name of registrant as specified in its charter)

Wagistrasse 14
8952 Zürich-Schlieren
Switzerland
Telephone: +41 447557700
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒ Form 20-F ☐ Form 40-F

EXPLANATORY NOTE
On March 6, 2025, Molecular Partners AG published its Annual Report 2024, a copy of which is attached hereto as Exhibit 99.1, and is incorporated by reference herein.

Exhibit
99.1	Annual Report 2024

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
MOLECULAR PARTNERS AG
(Registrant)
Date: March 6, 2025     /s/ PATRICK AMSTUTZ
Name: Patrick Amstutz
Title: Chief Executive Officer